Exhibit 99.3

Management Discussion and Analysis

The following management discussion and analysis of results of operations and financial position should be read in conjunction with the financial statements and notes for the second quarter ended October 31, 2003 and the audited financial statements and notes for the fiscal year (FY) ended April 30, 2003. This discussion contains certain forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. These risks and uncertainties are substantially unchanged from those presented under the “Risk Factors” heading in the “Key Information” section of our annual report on Form 20-F, No. 333-103019, for the year ended April 30, 2003 filed on October 31, 2003 with the United States Securities and Exchange Commission, and available through the website maintained by the Commission at www.sec.gov, and filed on November 3, 2003 with the Canadian Securities Administrators, and available through the website maintained by the Canadian Securities Administrators and the Canadian Depository for Securities at www.sedar.com, which risks and uncertainties are incorporated by reference herein. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars, and the word “dollars” and the symbol “$“ refer to U.S. dollars.

Our financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The financial statements of the Company have historically been reported in Canadian dollars. Effective May 1, 2003 the Company adopted the U.S. dollar as its reporting currency, as U.S. dollar denominated operations represent an increasingly significant portion of the Company’s operations. Accordingly, the change of the Company’s reporting currency from the Canadian dollar to the U.S. dollar reduces the Company’s exposure to foreign currency translation adjustments. Comparative financial information has been recast as if the U.S. dollar had always been used as the Company’s reporting currency, and financial information has been translated into U.S. dollars for all periods presented. As used in this discussion and unless the context otherwise requires or unless otherwise indicated, all references to “Geac,” “we,” “our,” or “the Company” refer to Geac Computer Corporation Limited and its consolidated subsidiaries.

Overview

Geac is a global enterprise software company for business performance management, providing customers worldwide with the core financial and operational solutions and services to improve their business performance in real time. Our solutions include cross-industry enterprise application systems (EAS) for financial administration and human resources functions, expense management, time capture, budgeting, financial consolidation, management reporting and analysis and enterprise resource planning applications for manufacturing, distribution, and supply chain management. These cross-industry applications are marketed globally and span a number of product lines. We also provide industry specific applications (ISA) tailored to the real estate, restaurant, property management, and construction marketplaces, and for libraries, local governments and public safety agencies. In addition to our families of software products, we are a reseller of computer hardware and software, and we provide a broad range of professional services, including application hosting, consulting, implementation services, and training.

Geac today has a presence in the financial front and back offices of many of the largest companies in the world. These companies rely on Geac software applications for their financial and operational processing.

Geac Growth Strategy

Software Revenue Growth

Geac’s dual objectives are (i) to extend relationships with our existing customers by improving the productivity of those customers’ existing business processes with new products that build on those customers’ ERP and Internet frameworks, and (ii) to attract new customers by delivering a suite of software solutions that can be integrated with their existing enterprise application systems. In both cases, we aim to help our customers improve their business performance with their existing resources. An example is our Geac Performance Management suite of products (which was expanded through the acquisitions of Comshare, Incorporated (“Comshare”) in the second quarter of FY 2004 and Extensity, Inc. (“Extensity”) in the fourth quarter of FY 2003), which enables our customers to set strategy, build plans and drive operations on the back of both Geac and third party ERP products. In order to continue to do so effectively, we need to identify compelling products that are consistent with our existing suite of products and then employ one of three strategies to aggregate those offerings into a complimentary suite: build, buy and partner. We believe that, if we are successful in meeting these objectives, the result should be an increase in new software license revenues.

Build: Organic Growth/Product Expansion
Our second quarter was focused on growing our business organically along key product lines, integrating important product and organizational components of Comshare and other recent acquisitions and developing new extension and integration applications in support of our Performance Management strategy.

We have broadened our service offerings, expanded our delivery model, and enhanced the value of existing product lines with a series of initiatives designed to sustain the mainframe customer base by extending the value customers derive from Geac software.

•	Value for Maintenance - We have recently introduced a value-based maintenance offering, which delivers new technology to users of our mainframe software products that simplifies Web-enablement of applications and integration with Geac and non-Geac systems. The new program, which is part of an enhanced service and support offering, is being formally rolled out to existing Geac E and M Series customers. This value-based initiative enables customers to broaden the reach of their Geac back-office systems, and link them to many and varied front-office systems. As we expand our own range of front-office solutions, with offerings such as Geac Performance Management, we will be able to provide a range of new products and services to existing customers in support of their long-term business objectives. Additionally, we have recently initiated a campaign for customer retention that offers multiple years of support with incentives to encourage customers to extend beyond our traditional one year contract.

•	Hosted Application Offering - We have expanded our delivery model by broadening the availability of our ASP offering across our Performance Management suite. There are 132,000 individual licensed users of Geac Performance Management presently under contract. Recently, a multi-national financial services institution increased by 18,700 its total number of users utilizing the hosted Geac Expense Reports and Geac Travel Planning services. In France, the market continues to show demand for hosted solutions. Geac’s Anael business signed three new customers in the second quarter of FY 2004, building recurring subscription revenues for our business in that region. Our hosted solutions represent one of several application delivery and deployment options that we offer our customers, as part of our commitment to provide flexibility and choice. Our expanded application delivery model also includes licensed software and usage-based programs.

•	Organic Growth/Product Expansion - We continue to experience strengthening interest in our System21 Aurora line. We have signed ACS Industries, our first System21 Aurora customer in the U.S., and software deployment to many of the customers who licensed Aurora in the first and second quarter has been successful. In addition, in the last 18 months, our Libraries Division signed approximately 100 customers to Vubis Smart®, its newest product launch.

Buy: Growth Through Acquisitions

Effective August 6, 2003 we acquired Comshare, a leading provider of business performance management software for planning, budgeting, forecasting, financial consolidation, management reporting, and analysis. Along with the acquisition of Extensity, a provider of solutions to automate employee time and expense reporting, completed in the fourth quarter of FY 2003, the acquisition of Comshare is a significant step in the execution of our strategy to expand into the business performance management market. In the second quarter, Extensity’s time and resource management applications were merged with Comshare’s financial and accounting applications. This new Geac Performance Management suite has been enhanced with additional internal development, which will promote integration with existing Geac customer installations. The acquired Comshare and Extensity product lines are not yet contributing positively to our operating profits. Although management believes the new Geac Performance Management suite added to Geac’s offering by these acquisitions has been an important factor in achieving renewals of maintenance relationships with our current EAS customers.

Partner: Key Relationships
During the second quarter of FY 2004, Geac was successful in leveraging an existing partnership between Comshare and Microsoft® to encompass most of our major product lines in all regions. The two companies are working together to develop joint marketing and sales programs within the business performance management market. We will receive focused technical, marketing and sales support from Microsoft®. In turn, we intend to leverage our experience and credibility providing technology-based solutions to financial executives, to assist Microsoft® in expanding its opportunities within the finance function of enterprises.

Results of Operations

Three Month Period Ended October 31, 2003 Compared to the Three Month Period Ended October 31, 2002

Revenue - Revenue for the second quarter of FY 2004 ended October 31, 2003 was $111.5 million compared to $101.9 million in the corresponding period in FY 2003, an increase of $9.6 million, or 9.3%. An increase in software license revenue of $3.1 million, from $12.2 million to $15.3 million, and an increase in support and services revenue of $6.9 million, from $82.6 million to $89.5 million, was offset by a decrease in hardware revenue of $0.5 million, from $7.2 million to $6.7 million.

The Company will continue to report on its two major business segments; Enterprise Applications Solutions (EAS) and Industry Specific Applications (ISA). The software products acquired in the Comshare and Extensity transactions are client server products that are components of the EAS business segment. Complete integration of the acquired businesses is our stated goal, and substantial progress was made during the quarter towards accomplishing this goal. The business integration has reached a level where it is not possible to identify the expense components of the merged businesses separately. We expect there will be opportunities to extract further costs as we continue to rationalize our EAS business segment to function more efficiently in light of these recent additions.

Revenue in the EAS segment was $90.9 million in the second quarter of FY 2004, compared to $77.4 million in the second quarter of FY 2003. This year-over-year $13.5 million, or 17.4%, increase is primarily attributable to $14.7 million in revenue from the businesses acquired in the Comshare and Extensity transactions. Excluding revenue from these acquired businesses, EAS segment revenue was essentially flat.

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EAS software license sales to new and existing customers were $13.2 million, compared to $9.6 million in the second quarter of FY 2003. This represents an increase of $3.6 million, or 37.5%. The software products acquired in the Comshare and Extensity transactions represented $3.9 million of total EAS software license sales during the quarter. Client server software sales revenue increased by $3.9 million, substantially all of which is directly attributable to the software products acquired in the Comshare and Extensity transactions. Mainframe software sales declined by $1.0 million and mid-range software sales increased by $0.7 million. EAS software license revenue is anticipated to continue to grow through the remainder of the fiscal year as a result of license sales of the software products acquired in the Comshare and Extensity transactions and from our new System 21 Aurora application, with respect to the last of which customer response continues to exceed management expectations.

EAS support and services revenue was $72.0 million, compared to $62.1 million in the second quarter of FY 2003. Support and services revenue generated by the Comshare and Extensity businesses represented $10.8 million of the total during the quarter. Therefore, excluding this revenue, there was a $0.9 million decline. Services and other revenue, which consists primarily of professional implementation and training services, accounted for $5.2 million of the net $9.9 million increase.

In each of FY 2002 and FY 2003 we experienced a double-digit decline in North American Enterprise Server customer support revenues, which is our largest single source of support revenues. As a result of initiatives, such as our Value for Maintenance program, we have reduced the rate of decline in customer support revenues in the first six months of FY 2004 to less than 10%. We are also competitively pricing for customer retention.

EAS hardware sales revenue was $5.7 million, the same as during the second quarter of FY 2003.

ISA segment revenue was $20.5 million, compared to $24.5 million in the second quarter of FY 2003. The net $4.0 million decline was primarily attributable to reduced revenues of $3.2 million related to the Interealty division, as the result of clients’ decisions not to renew their contracts in the previous fiscal year. The ISA segment is not viewed as a growth segment for Geac and competitive pricing pressure is expected to continue. Subsequent to the quarter end, Interealty announced a multi-year $8.3 million contract with the multiple listing service of Southeast Florida, a long-standing customer that is the largest user of one of Interealty legacy MLS systems. Despite the challenges of shifting to an Internet-based business model, Interealty has migrated approximately 40 customer accounts from five different systems to the MLXchange platform in the last eighteen months.

The contribution for the EAS and ISA segments reported in the Segmented Information note (note 4) of the financial statements for the quarter ended October 31, 2003 was understated for the second quarter of FY 2004, and was overstated by the same amount for the first quarter of FY 2004. Each segment’s portion of the head office and shared services expenses was not charged to the segments for the first quarter ended July 31, 2003 and the charges for the full six-month period were applied to the segments in the second quarter. The total contribution in both segments for the six months ended October 31, 2003 accurately reflects the contribution.

Cost of revenue increased by 7.6%, to $45.1 million from $42.0 million in the corresponding period in FY 2003. These increased costs were in support of a notable increase in both software license sales and support and services revenue. The gross profit margin in the second quarter of FY 2004 increased to 59.5% of revenue from 58.8% a year ago.

Operating Expenses. Operating expenses were $50.3 million in the second quarter of FY 2004, compared to $41.3 million in the corresponding period last year. The year over year increase in operating expenses is primarily attributable to the Comshare and Extensity acquisitions.

•	Sales and marketing expenses increased by $6.1 million, and sales and marketing expenses as a percentage of revenues increased from 13.5% in the second quarter of FY 2003, to 17.8% in the second quarter of FY 2004. This increase reflects personnel expenses and related sales and marketing costs intended to drive increased new software license revenue. In Q2 of FY 2004, sales and marketing expenses were $19.9 million compared to $16.1 million in Q1 of FY 2004. This increase is directly attributable to the retention of the majority of the Comshare sales organization. Results from the prior year that do not include the run rate expenses of the acquired businesses are less meaningful to compare.
•	Product development expenses increased by $2.3 million, and product development expenses as a percentage of revenues increased from 12.8% in the second quarter of FY 2003 to 13.8% in the second quarter of FY 2004. This increase is primarily attributable to continued spending to support the development of applications associated with the Extensity and Comshare businesses, and the release of internally developed products in the EAS segment.
•	General and administrative (G&A) expenses increased by $0.4 million; however, general and administrative expenses as a percentage of revenues decreased from 14.8% in the second quarter of FY 2003, to 13.9% in the second quarter of FY 2004. G & A decreased as a percentage of revenue from 16.1% in the first quarter of FY 2004, to 13.9% in the second quarter of FY 2004, a decrease of $0.9 million. We continue to look for ways to reduce expenses and to align costs throughout the organization. We anticipate that additional efficiencies will be realized within our EAS segment, but we continue to prioritize integration efforts with the goal of facilitating and accelerating the selling process.

Net Restructuring and Other Unusual Items. During the second quarter of FY 2004, the Company recorded a net reversal of $2.7 million in net restructuring and other unusual items, which included a reversal of $2.8 million of accrued liabilities and other provisions recorded in prior years which were no longer required, partially offset by a charge of $0.1 million for severance related to the restructuring of the Company’s business in North America.

Amortization of Intangible Assets. As a result of the intellectual property acquired in the Extensity and Comshare transactions, $2.3 million has been recorded in amortization of intangibles. In the second quarter of FY 2003 there was no charge for amortization of intangible assets on the income statement.

The purchase price allocation for the acquisition of Comshare has been based on available information at the time of the preparation of these interim consolidated financial statements. To the extent that these amounts prove to be excessive or inadequate, they will be adjusted up to the end of our current fiscal year by an adjustment to goodwill.

Other Income (Expense). Other expense of $0.4 million in the second quarter of FY 2004 was attributable to a net loss on foreign exchange. In the corresponding period last year, other income, in the net amount of $0.1 million, included $0.8 million in foreign exchange losses, offset by a $0.9 million gain on the sale of fixed assets.

Income Taxes The provision for income taxes was $4.8 million in the second quarter of FY 2004, compared to $7.4 million in the corresponding period last year. Of the total $4.8 million provision for income taxes recorded in the second quarter of FY 2004, $3.3 million reflected utilization of income tax assets, and $1.5 million represented cash taxes. Of the total $7.4 million provision for income taxes recorded in the second quarter of FY 2003, $6.1 million reflected utilization of income tax assets, and $1.3 million represented cash taxes. The effective tax rate for the second quarter of FY 2004 was 30.9%, compared to a rate of 38.8% for the second quarter of FY 2003. The decrease in the effective tax rate from the second quarter of FY 2003 to the second quarter of FY 2004 is due mainly to the use of previously unrecognized losses and timing differences to reduce income in FY 2004.

Net Income Net income was $10.7 million, or $0.13 per diluted share, compared to $11.6 million, or $0.15 per diluted share, in the second quarter of FY 2003. Compared to the second quarter of FY 2003, currency fluctuations—primarily attributable to the British Pound Sterling and the Euro against the U.S. Dollar—had the effect of increasing net income by only $0.1 million.

Results of Operations

Six Months Ended October 31, 2003 compared to the Six Months Ended October 31, 2002

Revenue - Revenue for the six months ended October 31, 2003 was $213.0 million compared to $203.3 million in the first half of FY 2003, an increase of $9.7 million, or

4.8%. EAS segment revenue grew by 11.2% as a result of both acquired and organic software, while ISA segment revenue declined by 15.6%. An increase in software license revenue of $7.1 million, from $21.0 million to $28.1 million, and an increase in support and services revenue of $6.0 million, from $165.9 million to $171.9 million, was offset by a decrease in hardware revenue of $3.5 million, from $16.5 million to $13.0 million.

Revenue in the EAS segment was $171.7 million in the first six months of FY 2004, compared to $154.4 million in the first six months of FY 2003. This year-over-year $17.3 million, or 11.2%, increase is primarily attributable to $19.3 million in revenue businesses acquired in the Comshare and Extensity transactions.

EAS software license sales to new and existing customers were $24.0 million, compared to $16.6 million in the first six month of FY 2003. This represents an increase of $7.4 million, or 44.1%. The software products acquired in the Comshare and Extensity transactions represented $5.6 million of total EAS software license sales during the first six months of FY 2004. Client server software sales revenue increased by $6.1 million, substantially all of which is directly attributable to the software products acquired in the Comshare and Extensity transactions. Mainframe software sales increased by $0.3 million, and mid-range software sales increased by $1.0 million. EAS software license revenue is anticipated to continue to grow through the remainder of the fiscal year as a result of license sales of the software products acquired in the Comshare and Extensity transactions and from our new System 21 Aurora application, where customer response continues to exceed management expectations.

EAS support and services revenue was $136.8 million, compared to $123.9 million in the first six months of FY 2003. Support and services revenue generated by the Comshare and Extensity businesses represented $13.8 million of the total during the first six months of FY 2004. Therefore, excluding this revenue, there was a $0.9 million decrease. Services and other revenue, which consists primarily of professional implementation and training services, accounted for $7.2 million of the net $12.9 million increase.

EAS hardware sales revenue was $10.9 million, compared to $13.8 million during the first six months of FY 2003. This represents a 21.1% decline in hardware revenue. This declining trend is expected to continue as a result of Geac’s shift of focus away from this low margin business.

ISA segment revenue declined by $7.6 million, from $48.9 million to $41.3 million, or 15.6% as compared to the first six months of FY 2003. The decline is primarily attributable to revenue from the Interealty division, which declined by $7.2 million, reflecting significant price pressure and customer losses in the core Multiple Listing Service (MLS) application business and the continuing decline in revenue from the MLS book publishing business, which was expected. As noted above, subsequent to the end of the second quarter, a multi-year $8.3 million contract with Southeast Florida, a long standing client of the Interealty business was signed. All other ISA businesses combined accounted for the remaining $0.4 million revenue decline.

Cost of Revenues. Costs of revenues were reduced by $1.4 million, or 1.6%, from $87.4 million in the first six months of FY 2003 to $86.0 million in the first six months of FY 2004. Gross profit margins increased from 57.0% to 59.6%. Costs of software license revenues increased by $1.2 million related to licensing of third party software in several of our product lines. Costs of support and services, primarily comprised of personnel and related costs, increased by $0.4 million, or 0.6%; and support and services profit margins increased from 57.6% to 58.8%.

Operating Expenses. Operating expenses were $96.8 million, compared to $81.8 million in the first six months of last year. The results for the first six months of FY 2004 include expenses relating to the Extensity and Comshare businesses, whereas the results for the first six months of FY 2003, which pre-date the acquisition of these businesses, do not. The year over year increase in operating expenses is primarily attributable to these acquisitions.

•	Sales and marketing expenses increased by $7.4 million, and sales and marketing expenses as a percentage of revenues increased from 14.0% in the first six months of FY 2003 to 16.9% in the first six months of FY 2004. Sales and marketing expenses are expected to increase as a percentage of revenue in line with the increase in software revenue as a percentage of total revenue.
•	Product development expenses increased by $3.0 million, and product development expenses as a percentage of revenues increased from 12.6% in the first six months of FY 2003 to 13.5% in the first six months of FY 2004. This increase is primarily attributable to the acquisitions of Extensity and Comshare, which are designed to support Geac’s strategy of buy, build and partner for growth in the business performance management sector.
•	General and administrative (G&A) expenses increased by $3.8 million; and general and administrative expenses as a percentage of revenues increased from 13.8% in the first six months of FY 2003 to 15.0% in the first six months of FY 2004. The increase is attributable to previously announced legal judgment and settlement costs and professional fees, and personnel costs associated with realigning Geac’s businesses.

Net Restructuring and Other Unusual Items. During the six months ended October 31, 2003 the Company recorded a net reversal of $2.8 million in net restructuring and other unusual items, which included a reversal of $3.2 million of accrued liabilities and other provisions recorded in prior years which were no longer required, partially offset by a charge of $0.4 million for severance related to the restructuring of the Company’s business in North America.

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Amortization of Intangible Assets. Amortization of intangible assets, primarily acquired software, was $3.0 million in the first six months of FY 2004, compared to $0.3 million in FY 2003. This $2.7 million increase is attributable to amortization of intangible assets associated with the Extensity and Comshare businesses, which were acquired in the fourth quarter of FY 2003 and the second quarter of FY 2004, respectively.

The purchase price allocation for the acquisition of Comshare has been based on available information at the time of the preparation of these interim consolidated financial statements. To the extent that these amounts prove to be excessive or inadequate, they will be adjusted up to the end of our current fiscal year by an adjustment to goodwill.

Other Income (Expense). Other expense of $0.8 million YTD in FY 2004 was attributable to a net loss on foreign exchange. In the corresponding period last year, other income, in the net amount of $1.5 million, included $0.7 million in foreign exchange gains, and a $0.8 million gain on the sale of fixed assets.

Income Taxes. The provision for income taxes was $9.5 million in the first six months of FY 2004, compared to $13.8 million in the corresponding period last year. Of the total $9.5 million provision for income taxes recorded in the first six months of FY 2004, $6.6 million reflected utilization of income tax assets, and $2.9 million represented cash taxes. Of the total $13.8 million provision for income taxes recorded in the first six months of FY 2003, $10.7 million reflected utilization of income tax assets, and $3.1 million represented cash taxes. The effective tax rate for the first six months of FY 2004 was 32.0%, compared to a rate of 38.4% for the first six months of FY 2003. The decrease in the effective tax rate for the first six months of FY 2003 compared to the first six months of FY 2004 is due primarily to the use of previously unrecognized losses and timing differences to reduce income in FY 2004.

Net Income. Net income was $20.2 million, or $0.24 per diluted share, compared to $22.1 million, or $0.28 per diluted share, in the first six months of FY 2003. Compared to the first six months of FY 2003, currency fluctuations--primarily attributable to the British Pound Sterling and the Euro against the U.S. Dollar--had the effect of increasing net income by $0.5 million, or $0.01 per share.

Liquidity and Financial Condition

At October 31, 2003 cash and cash equivalents totalled $46.9 million, compared to $89.8 million at April 30, 2003. Excluding from the cash and cash equivalents figure of $46.9 million at October 31, 2003 an increase of $1.6 million from the effect of foreign exchange rates, cash and cash equivalents declined by $44.5 million in the first six months of FY 2004.

During the second quarter of FY 2004, we acquired Comshare by way of a cash tender offer for all outstanding shares, followed by a cash merger for a purchase price,

excluding acquisition costs, of $53.8 million. Since Comshare had $16.6 million in cash and cash equivalents at the date of acquisition, the net cash outflow resulting from completion of the transaction was $37.2 million.

Historically, the third quarter of each fiscal year has been the period in which we have recorded the highest number of renewals for maintenance and support contracts. Accordingly, cash receipts from maintenance contract renewals historically have been highest in the third quarter of the fiscal year and lowest in the first and second quarters, while maintenance revenue is recognized ratably over the year. We expect this to continue to be the case in our current year.

For the first six months of FY 2004 cash used in operating activities, including the effects of changes in both non-cash working capital and deferred revenue was $2.6 million, compared to $26.9 million in the first six months of FY 2003. Excluding changes in non-cash working capital and deferred revenue, cash provided by operating activities was $30.2 million for the first six months of FY 2004, compared to $37.6 million for the first six months of FY 2003.

Cash used in investing activities was $41.4 million in the second quarter of FY 2004, compared to cash used in investing activities of $2.5 million in the corresponding period last year. Cash used in investing activities in the second quarter of FY 2004 included $39.0 million for the purchase of Comshare, $0.9 million in additions to property, plant and equipment, $2.8 million in additions to other assets, attributable to the financing costs associated with the Wells Fargo Foothill, Inc. $50 million credit facility. There has been no drawdown under this facility as of October 31, 2003. These cash outflows were partially offset by $1.3 million in restricted cash and cash equivalents.

Cash provided by financing activities was $1.1 million in the second quarter of FY 2004 as a result of the receipt of $1.3 million in proceeds from the issuance of common shares and a repayment of long-term debt in the amount of $0.2 million. In the corresponding period last year, cash used by financing activities was $0.5 million as a result of a repayment of long-term debt in the amount of $1.5 million and the receipt of $1.0 million in proceeds from the issuance of common shares.

Accounts receivable and other, including unbilled receivables, was $62.8 million at October 31, 2003 compared to $61.6 million at the end of FY 2003. The $1.2 million increase includes the effects of a $2.3 million increase due to changes in foreign exchange rates, an $8.7 million increase associated with the Comshare acquisition, net of a $9.8 million reduction in other receivables primarily attributable to collections of outstanding receivables at October 31, 2003.

Prepaid expenses and other assets, which are comprised of deposits, prepaid maintenance, insurance, and prepaid royalties, decreased by $0.1 million, from $11.9 million at the end of FY 2003 to $11.8 million at the end of the second quarter of FY 2004.

Other Assets of $4.7 million were recorded for the period ended October 31, 2003, $2.8 million of which is a pension asset acquired in the Comshare transaction and $1.9 million relating to the financing costs of the Wells Fargo financing facility.

Accounts payable and accrued liabilities were $114.3 million at the end of the second quarter of FY 2004, compared to $95.0 million at the end of FY 2003. This $19.3 million net increase is primarily attributable to a $15.5 million pension liability, and a net $4.7 million addition to premises, severance and other reserves related to the Comshare acquisition. Legal accruals increased by $2.2 million, and other liabilities increased by $4.7 million, the latter of which includes $1.7 million related to the Comshare acquisition. These increases were offset by a $7.8 million reduction in other restructuring reserves.

Deferred revenue is comprised of deferred maintenance and support revenues, which are recognized ratably over the term of the related maintenance agreement and deferred professional services revenue, which is recognized as such services are performed. The term for maintenance agreements has historically been one year; however, we have recently initiated a campaign for customer retention that offers multiple years of support with incentives to encourage customers to extend beyond one year. Deferred revenue declined by $26.6 million, from $122.6 million at the end of FY 2003 to $96.0 million at the end of the second quarter of FY 2004. Excluding the effect of both an $8.9 million increase in deferred revenue at October 31, 2003 associated with the Comshare acquisition and a $2.8 million increase attributable to foreign exchange rates, deferred revenue declined by $38.3 million, which was primarily due to attrition in maintenance and professional services contracts. In the corresponding period last year, deferred revenue declined by $37.3 million, excluding the effect of foreign exchange rates.

Commitments Not Reflected in the Balance Sheet

The Company does not have derivative financial instruments or any equity interests in unconsolidated companies or any other business arrangements related to the foregoing, that would have a material effect on the assets and liabilities of the Company at October 31, 2003.

As disclosed in note 12 to the FY 2003 financial statements and in accordance with Canadian GAAP, the Company has commitments that are not reflected in the balance sheet of the Company. These commitments include operating leases for office equipment and premises, and letters of credit, bank guarantees, and performance bonds that are routinely issued on Geac’s behalf by financial institutions, primarily in connection with premises leases and contracts with public sector customers. The Company does not have any other business arrangements, derivative financial instruments, or any equity interests in unconsolidated companies that would have a material effect on the assets and liabilities of the Company at October 31, 2003.